CleanCore Solutions, Inc.

5920 South 11th Circle, Suite 2

Omaha, NE 68137

November 29, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC. 20549

Attn:	Jeanne Bennett

Brian Cascio

Nicholas O’Leary

Lauren Nguyen

Re:	CleanCore Solutions, Inc.

Registration Statement on Form S-1

Filed October 10, 2023

File No. 333-274928

Ladies and Gentlemen:

We hereby submit the responses of CleanCore Solutions, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated October 25, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1 filed October 10, 2023

Cover Page

1.	Please provide us your legal analysis as to why you are not a “Controlled Company” pursuant to NYSE listing rules. We note that you plan to apply to list your class B common stock on NYSE American. Specifically, address whether 50% of the voting power will be held by a single person, entity or group. We note your disclosure of voting power after this offering on page 61.

Response: We have re-evaluated our “Controlled Company” status pursuant to the Staff’s comment, and we have determined that we are a “Controlled Company” pursuant to the NYSE listing rules. As a result, we have revised the Registration Statement to clarify that we will be a “Controlled Company” throughout, and we have updated the risk factors accordingly.

Explanatory Note, page 1

2.	We note your response to prior comment 1 and we reissue it. Please revise the resale prospectus cover page to include the material information about the initial public offering and revise the public offering prospectus to disclose the information on the selling shareholder offering.

Response: We have revised the Registration Statement to include information about the initial public offering in the resale offering and to include information about the resale prospectus in the initial public offering.

3.	Please revise your Explanatory Note to clarify the following:

●	whether the intent of including the resale offering is to meet the NYSE listing standards;
●	whether the offerings are being conducted concurrently or whether the primary offering must close prior to resale offering taking place; and
●	the risks related to potential price volatility/depreciation for investors the primary offering as a result of the resale being a large volume of shares and potentially at different pricing after the initial fixed price.

Response: The resale offering is not included in order to meet the NYSE listing standards because such listing standards do not require that the shares are registered in order to meet the public float requirement. These shares are being registered pursuant to our verbal agreements with these selling stockholders. The initial public offering and resale offering will be concurrent in that the selling stockholders may commence selling efforts at any time after the Registration Statement is declared effective. However, the closing of the initial public offering will not occur until two (2) trading days after trading on NYSE American commences, which is expected to occur on the trading day following the date that the Registration Statement is declared effective. We would also note that the shares offered in the resale offering are not initially being sold at a different price from the shares being sold in the primary offering. Finally, we have revised the risk factors to address the Staff’s comment regarding the resale of a large volume of shares.

Sincerely,

CleanCore Solutions, Inc.

By:	/s/ Matthew Atkinson
Matthew Atkinson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.